UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2023 (Report No. 3)

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

On March 22, 2023, Jeffs’ Brands Holdings Inc. (“Jeffs’ Brands Holdings”), a wholly owned subsidiary of Jeffs’ Brands Ltd. (the “Company”), completed its previously reported acquisition from SciSparc Ltd. (“SciSparc”) of 360,297 shares of common stock of SciSparc Nutraceuticals Inc. (“SciSparc U.S.”), a wholly-owned subsidiary of SciSparc that owns and operates Wellution, a top-selling Amazon food supplements and cosmetics brand, subject to the holdback by SciSparc of 11 shares as described below, representing approximately 49% of the issued and outstanding shares of common stock of SciSparc U.S., pursuant to that certain stock purchase agreement by and between the Company, Jeffs’ Brands Holdings and SciSparc, dated February 23, 2023 (the “Wellution Agreement”), as amended on March 22, 2023 by Addendum No. 1 to the Wellution Agreement (the “Addendum”), for approximately $3.0 million in cash, of which approximately $2.5 million was paid at the closing (the “Wellution Transaction”). The Addendum provided for the payment by the Company to SciSparc of an additional amount of $489,330 in cash for purchase price adjustments (the “Price Adjustment”) related to inventory and working capital, payable in five equal installments of $97,866 on the tenth day of each consecutive calendar month, beginning in May 2023. As collateral for the payment in full of the Price Adjustment, SciSparc held back 11 shares of common stock of SciSparc U.S, which will be released to Jeffs’ Brands Holdings once the final payment is made.

Pursuant to the Wellution Agreement, in connection with the closing of the Wellution Transaction, on March 22, 2023, the Company entered into a consulting agreement with SciSparc U.S. (the “SciSparc Consulting Agreement”), pursuant to which the Company will provide management services to SciSparc U.S. for the Wellution brand for a monthly fee of $20,000, and the Company received a one-time signing bonus in the amount of $51,000. The SciSparc Consulting Agreement is for an undefined period of time and may be terminated by either party with 30 days advance notice.

Also pursuant to the Wellution Agreement, in connection with the closing of the Wellution Transaction, on March 28, 2023, effective as of March 22, 2023, the Company issued 247,415 of its ordinary shares to SciSparc and SciSparc issued 360,297 of its ordinary shares to the Company in a share exchange (collectively, the “Exchange Shares”), representing approximately 2.97% and 4.99%, respectively, of the Company’s and SciSparc’s issued and outstanding ordinary shares. The number of Exchange Shares acquired by each company was calculated by dividing $288,238, which was adjusted from $300,000, pursuant to the 4.99% ownership limitation included in the Wellution Agreement, by the average closing price of the relevant company’s shares on the Nasdaq Capital Market for the 30 consecutive trading days ending on the third trading day immediately prior to the closing date.

Neither the SciSparc U.S. common stock received by the Company nor the Exchange Shares were registered under the Securities Act, or any state’s securities laws and such common stock and Exchange Shares were issued pursuant to an exemption from registration under the Securities Act. Neither the SciSparc U.S. common stock nor the Exchange Shares may be offered or sold in the United States by the receiving party, except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act.

Copies of the Wellution Agreement, the Addendum and the SciSparc Consulting Agreement are filed as Exhibits 10.1, 10.2 and 10.3 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) and are incorporated by reference herein. The foregoing summaries of the Wellution Agreement, the Addendum and the SciSparc Consulting Agreement are subject to and qualified in their entirety by reference to Exhibits 10.1, 10.2 and 10.3, respectively.

On March 28, 2023, the Company issued a press release titled “Jeffs' Brands Completes the Acquisition of a 49% interest in a Company that Owns Wellution, a Top Seller Brand on Amazon, for $3 million,” a copy of which is furnished as Exhibit 99.1 to this Form 6-K.

This Form 6-K, including its exhibits, is incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-269119) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
10.1	Stock Purchase Agreement, dated February 23, 2023, by and among Jeffs’ Brands Ltd, Jeffs’ Brands Holdings Inc. and SciSparc Ltd. (incorporated by reference to Exhibit 99.2 to the Company’s Foreign Private Issuer on Form 6-K filed by the Company on February 27, 2023).
10.2	Addendum No. 1 to Stock Purchase Agreement, dated March 22, 2023, by and among Jeffs’ Brands Ltd, Jeffs’ Brands Holdings Inc. and SciSparc Ltd.
10.3	Consulting Agreement, dated March 22, 2023, by and between Jeffs’ Brands Ltd and SciSparc Nutraceuticals Inc.
99.1	Press release issued by Jeffs’ Brands Ltd dated March 28, 2023, titled “Jeffs' Brands Completes the Acquisition of a 49% interest in a Company that Owns Wellution, a Top Seller Brand on Amazon, for $3 million.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: March 31, 2023	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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